

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2010

Mr. Thomas D. Willardson
Chief Financial Officer
Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, California 94577

      Re: **Energy Recovery, Inc.**
             Form 10-K for the fiscal year ended December 31, 2009
             File No. 001-34112

Dear Mr. Willardson:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief